UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. 29 and 8)*

                           RIGGS NATIONAL CORPORATION
                                (Name of Issuer)

                   Common Stock, par value $2.50 per share
                         (Title of Class of Securities)

                                    766570105
                                 (CUSIP Number)

                               Lawrence I. Hebert
                   Suite 300, 808 Seventeenth Street, N.W.
                    Washington, D.C. 20006 (202) 789-2130
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                November 23, 2001
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 766570 10 5

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Joe L. Allbritton                          (b)  Barbara B. Allbritton
          S.S. No. ###-##-####                       S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  USA                                        (b)      USA

NUMBER         7.   SOLE VOTING POWER
OF                  (a)    10,851,989                (b)      26,732

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)    2,505,511                 (b)      2,030,000

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)    10,851,989                (b)      26,732

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)    2,505,511                 (b)      2,030,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    (a)    13,357,500                (b)      2,056,732

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a) 41.3%                        (b)      7.2%

14.  TYPE OF REPORTING PERSON
                    (a)   IN                         (b)      IN

THIS SCHEDULE 13D CONSTITUTES A JOINT FILING PURSUANT TO RULE 13d-l(f)(1) AND SERVES AS AMENDMENT NUMBER 29 TO THE SCHEDULE 13D PREVIOUSLY FILED BY JOE L. ALLBRITTON AND AMENDMENT NUMBER 8 TO THE SCHEDULE 13D PREVIOUSLY FILED BY BARBARA B. ALLBRITTON.


Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended to add:

         Mr. Allbritton agreed to the cancellation of an option under the Company's 1996 Stock Option Plan, to purchase 1,150,000 shares of Common Stock for $30.375 per share (the fair market value on the date of grant). The cancellation occurred effective November 23, 2001. They had been immediately exercisable.

         On April 11, 2001, Mrs. Allbritton was granted an option to purchase 2,500 shares of Common Stock for $17.00 per share (the fair market value on the date of grant). The options have a term of ten years and are immediately exercisable.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended as of November 23, 2001 as follows:

         (a) Mr. Allbritton, directly and indirectly, beneficially owns in the aggregate 13,357,500 shares of Common Stock, representing 41.3% of the outstanding Common Stock. Included in these shares are 3,850,000 shares which Mr. Allbritton has a right to acquire through exercise of stock options.

     Mrs. Allbritton, directly and indirectly, beneficially owns in the aggregate 2,056,732 shares of Common Stock. Included in these shares are 25,000 shares which Mrs. Allbritton has a right to acquire through exercise of stock options.

     (b) Mr. Allbritton has sole power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition of, 10,851,989 shares of Common Stock (as to which Mrs. Allbritton disclaims beneficial ownership). Of these shares, 3,850,000 are subject to options that are exercisable but that have not been exercised. They were granted by the Company under its stock option plans with exercise prices ranging from $9.88 to $20.50 per share. Under SEC rules and regulations, Mr. Allbritton is deemed to be the beneficial owner of shares that he has a right to acquire beneficial ownership of presently or within sixty days.

     In addition as described below, Mr. Allbritton has shared power to vote, or to direct the vote of, 2,505,511 shares of Common Stock, consisting of 475,511 shares owned by Allwin, 500,000 shares held by The Allbritton Foundation (the "Foundation"), 200,000 shares held by the Allbritton Art Institute (the "Institute") and 1,330,000 shares purchased by Mrs. Allbritton. Mr. Allbritton shares the power to vote and to dispose of 475,511 shares of Common Stock (as to which Mrs. Allbritton disclaims ownership) with Allwin, the record and beneficial owner of such shares. Mr. Allbritton owns directly 100 percent of the capital stock of Allwin and would be deemed the indirect beneficial owner of the Common Stock owned by Allwin under applicable SEC rules and regulations. Mr. Allbritton shares the power to vote and the power to dispose of 500,000 of the shares of Common Stock with the trustees of the Foundation, a private non-profit Texas corporation organized for charitable purposes and exempt from federal income taxation under Section 501(c)(3) of the Internal Revenue Code. Two of the other trustees of the Foundation are Mrs. Allbritton and Robert L. Allbritton, their son. Mr. Allbritton shares the power to vote and power to dispose of 200,000 shares of the Common Stock with the trustees of the Institute, a public charity organized under Texas law for charitable purposes and exempt from federal income taxation under Section 501(c)(3) of the Internal Revenue Code. The other trustees of the Institute are Mrs. Allbritton and Robert L. Allbritton, their son. Mr. Allbritton also shares the power to vote and the power to dispose of 1,330,000 shares of Common Stock with Mrs. Allbritton.

     Mrs. Allbritton has sole power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition of, 26,732 shares of Common Stock (as to which Mr. Allbritton disclaims beneficial ownership). Of these shares, 25,000 are subject to options that are exercisable but that have not been exercised. Under SEC rules and regulations, Mrs. Allbritton is deemed to be the beneficial owner of shares that she has a right to acquire beneficial ownership of presently or within sixty days. These options are part of the options granted by the Company under its 1997 Non-Employee Directors Stock Option Plan to purchase 22,500 shares of Common Stock for prices ranging from $13.125 to $20.50 per share.

     Mrs. Allbritton also shares the power to vote and the power to dispose of 2,030,000 shares as follows: 1,330,000 shares of Common Stock with Mr. Allbritton, 500,000 shares of Common Stock with the trustees of the Foundation as described above, and 200,000 shares of Common Stock with the trustees of the Institute as described above.

     With regard to the Foundation and the Institute, neither the income nor the assets of either may inure to the benefit of, or be distributed to, any private individual, including their founder and control persons. Although Mr. and Mrs. Allbritton necessarily have no economic interest in the Common Stock held by the Foundation and the Institute, as trustees of the Foundation and the Institute they may be deemed by applicable SEC rules and regulations to share the power to vote and dispose of the shares with the other trustees. Decisions as to voting and disposition of the Common Stock held by the Foundation and the Institute will be made by the trustees of the Foundation and the Institute and such decisions must, by law, be made with regard to charitable interests. Mr. Allbritton and Mrs. Allbritton and their son disclaim any beneficial interest in the 500,000 shares of Common Stock owned by the Foundation and the 200,000 shares of Common Stock owned by the Institute.

     Mr. and Mrs. Allbritton also disclaim beneficial ownership of 31,110 shares of Common Stock held for the benefit of their son by a trust of which the Riggs Bank N.A. is one of three trustees. After taking into account the foregoing, Mr. Allbritton may be deemed the beneficial owner of 41.3% of the outstanding Common Stock of the Company, or of 40.0% if the shares owned by the Foundation and the Institute are excluded.

     After taking into account the foregoing, Mrs. Allbritton may be deemed the beneficial owner of 7.2% of the outstanding Common Stock of the Company, or of 4.9% if the shares owned by the Foundation and the Institute are excluded.

         (c)      None.

         (d)      No change.

Item 7.  EXHIBITS.

         (a) Cancellation of option agreement relating to option granted to Mr. Allbritton

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: December 21, 2001
                                                         /s/ Joe L. Allbritton
                                                         ---------------------
                                                               Joe L. Allbritton


                                                     /s/ Barbara B. Allbritton
                                                     -------------------------
                                                         Barbara B. Allbritton

RIGGS                                                Riggs National Corporation
                                                            800 17th Street, NW
                                                      Washington, DC 20006-3944
TIMOTHY C. COUGHLIN                                              (202) 835-5507
President                                                   Fax: (202) 835-5226




October 15, 2001


Mr. Joe L. Allbritton
2970 Lazy Lane
Houston, TX  77019

Dear Mr. Allbritton:

As you know, the Board of Directors of Riggs National Corporation (the "Company") is considering the adoption of a new equity compensation plan. The new equity compensation plan will take the form of a long-term incentive plan, which will provide the Company greater flexibility with respect to the types of equity compensation grants that may be made. The new long-term incentive plan will not only permit the grant of stock options, but it will also permit grants of stock appreciation rights, performance awards, restricted stock, deferred stock and other stock-based awards to Company officers, employees, directors and other service providers selected by the Board at its discretion.

In order to enhance the Company's ability to compensate its employees and other eligible individuals under the new plan, we would like to maximize the number of shares available for issuance under it. To that end, we are requesting that you voluntarily agree to cancel your April 15, 1998 stock option grant to purchase 1,150,000 shares of common stock of the Company under the 1996 Stock Option Plan dated March 26, 1996 for which the exercise price currently exceeds the fair market value of a share of common stock of the Company. The price of these options is $30.375 per share. By your agreeing to the cancellation of this option, the number of shares formerly subject to your option would then be available for issuance under the new plan.

If you have any questions, please contact me. If you agree to cancel your option grant, please execute this letter below and return it to me. I will return a copy to you for your records.

Sincerely yours,

RIGGS NATIONAL CORPORATION

By:       /s/ Timothy C. Coughlin                                10/15/01
         -----------------------                                 --------
         Timothy C. Coughlin                                       Date
         President

ACKNOWLEDGED AND AGREED TO:

          /s/ Joe L. Allbritton                                  10/23/01
         --------------------------------------                  --------
         Executive                                                 Date